Exhibit 99.2

news

IMMEDIATE	9 June 2003

Royal & SunAlliance Sells RSUI to Alleghany Insurance with a substantial Capital Release

Royal & SunAlliance today announces the sale of Royal Specialty Underwriting, Inc. (RSUI), its US surplus lines operation, to Alleghany Insurance Holdings LLC for a consideration of around £72m ($115m), payable in cash and subject to post-completion adjustment. Profits for the first half of the year will be retained by the Group. The operating profit of the business underwritten by RSUI for the first quarter of 2003 was around £51m ($83m). RSUI results are subject to extreme seasonality. The net assets of RSUI as at 31 December 2002 were £2m ($3m). RSUI operates as a managing general agency, underwriting specialty insurance coverage on behalf of certain Royal & SunAlliance insurance carriers. The net written premiums for 2002 were around £320m ($515m). The transaction is expected to release risk based capital of around £198m and to complete during July 2003, subject to appropriate government approvals.

Commenting on the deal Andy Haste, Royal & SunAlliance’s Group Chief Executive said,

“This transaction significantly reduces the volatility and catastrophe exposure of our US business and is an important part of our capital release programme. Taken in combination with the recent IPO of the Australian and New Zealand businesses and sale of our UK healthcare & assistance business, it means that our risk based capital position has substantially improved.

“280 existing RSUI staff will be transferred to Alleghany. We believe that they will welcome the opportunity to continue working with the existing management team and the new owner, who are committed to the development of the business.”

–ENDS–

For further information:

Malcolm Gilbert	Stephen Clark	Karen Donhue
Tel: +44 (0)20 7569 6138	Tel: +44 (0)20 7569 6127	Tel: +44 (0)20 7569 6133

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Editors

1.	Risk based capital for the RSUI business is allocated locally within the US operations at more than 90% of net written premium. For the purposes of calculating capital release in this announcement a group average risk based capital proportion of 40% has been used.
2.	RSUI’s risk profile is seasonally uneven with the business representing about 60% of our US operation’s Florida wind event exposure.
3.	The Group will provide a fronting arrangement on a temporary basis while Alleghany establishes licenses in several states to allow them to write the business direct.